P. E.

02016607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

HARMONY

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR ISIN: ZAE000015228
("Harmony")

Lapsing of exclusive options with Gold Fields Limited ("Gold Fields")

Further to the announcement dated 23 October 2001 regarding the grant of an exclusive option by:

- Gold Fields to Harmony and to African Rainbow Minerals (Proprietary) Limited to negotiate the acquisition of the St Helena and Oryx mines; and
- Harmony to Gold Fields to negotiate the acquisition of Harmony's stake in Auriongold Limited (formerly Goldfields Limited of Australia)

(collectively "the options"),

shareholders are advised that the negotiations have terminated without agreement having been reached and that the options have now lapsed.

Accordingly Harmony will retain its stake in Auriongold Limited.

Johannesburg
18 February 2002

Sponsor to Harmony
[JPMorgan logo]

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

Harmony to keep Goldfields stake

Johannesburg, 18 February 2002 – Harmony today announced that it was retaining its stake of 9,8% in Auriongold Limited (previously Goldfields Limited of Australia). This follows the lapsing of an exclusive option which was granted to Gold Fields Limited of South Africa to negotiate the acquisition of its stake in the Australian gold mining company. The exclusive option lapsed on the 15th February 2002.

"For the moment the stake fits in with Harmony's growth plans for Australia and remains valuable to the company," said chief executive Bernard Swanepoel. "As a rule we do not invest in other peoples' dreams, but with this stake in Auriongold, we will have a seat at the table in the future consolidation of the gold industry, which will realise further value for our shareholders."

Harmony has also allowed the exclusive right to negotiate the purchase of the St Helena and Oryx mines from Gold Fields Limited to lapse. The recent rise in both the Dollar and Rand gold price has complicated the valuation of these assets and agreement could therefore not be reached between the various parties. The company has not ruled out the possible future acquisition of these assets.

Ends

For immediate release
Monday
18 February 2002

For further details contact:

Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited.

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27 83 380 6614
e-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2002

Harmony Gold Mining Company Limited

By: ______________________________

Name: Fred Baker

Title: Company Secretary